SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **XTRALINK CORPORATION**, did on July 28, 2010, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on July 29, 2010.

ROSS MILLER
Secretary of State

Certified By: Rhonda Tuin
Certificate Number: C20100729-0116
You may verify this certificate online at **http://www.nvsos.gov/**